Exhibit 99.1

Randstad Holding nv
Diemermere 25, Diemen
P.O. Box 12600, NL-1100 AP Amsterdam

Press release	Date
20 July 2011
For more information
Jan-Pieter van Winsen/Machteld Merens
Telephone
+31 (0)20 569 56 23

Randstad to acquire SFN Group

creating a leading HR services provider in North America

Key points

•      Randstad to acquire SFN Group through a cash tender offer at $14 per share

•      Randstad will become the third-largest HR services provider in North America

•      A unique strategic fit: enhancement of service offerings and geographic coverage

•      The transaction will be immediately accretive to Randstad’s earnings per share

•      Randstad has agreed on a new syndicated revolving credit facility

Creating a leading HR services provider in North America

Randstad (RAND.AS), the second largest HR services provider in the world, and SFN Group (NYSE: SFN), a leading workforce solutions company in North America, today announced that they signed a definitive agreement whereby Randstad will acquire SFN Group through a cash tender offer. As a result of the acquisition, Randstad will become the third-largest HR services provider in North America, doubling its presence in the US and reinforcing its leading position in Canada. Randstad and SFN Group have a comparable service offering in North America and a complementary geographic coverage, which creates a unique strategic fit.

In North America, the combination will have revenues of $4.6 billion (pro forma, LTM March 31, 2011) of which 39% in Professionals, 52% in Staffing and 9% in HR Solutions (Payrolling, Managed Services and Recruitment Process Outsourcing). This represents under 5% of the highly fragmented North American HR Services market. The combination will have over 5,000 employees and operate from over 1,000 outlets. As a result of the transaction, the Randstad Group will have combined revenues of approximately $22 billion/ € 17 billion (pro forma, LTM March 31, 2011).

Randstad plans to commence a cash tender offer for all shares at $14 per share. The transaction is subject to customary closing conditions including regulatory approvals and the tender of at least 50% of SFN Group’s outstanding shares. The transaction has been unanimously approved by the boards of both companies. Randstad expects to close the transaction in September 2011. Randstad will finance the transaction by borrowings under its existing credit facilities.

Ben Noteboom, CEO of Randstad says: “We are very excited about the opportunity to become a leading company in North America. SFN Group is a great company with professional and dedicated people, a good match with Randstad. The future combination will increase opportunities for growth and development of all employees. And by sharing best practices and leveraging the cross selling potential, we will be well-positioned to offer our clients and candidates an unrivaled portfolio of services. We are proud to be taking another step in shaping the world of work.”

“The executive management and I are confident that the combination of our two companies is a strong strategic fit that will not only deliver expanded service offerings for our clients in North America, but also creates opportunities to service them on a global basis,”  says Roy Krause, SFN Group President and Chief Executive Officer. “Both companies have complementary cultures and values which will provide growth opportunities for our staff associates.”

Compelling strategic rationale

The HR services industry is still relatively young, highly fragmented and continues to develop quickly. Over the years, Randstad and SFN Group each have expanded rapidly through a combination of organic growth and a series of successful acquisitions. Many global trends impact the industry, ranging from demographic changes, skills shortages, the increasing need for flexibility and the growing customer need for global one-stop solutions. Randstad and SFN Group will have the scale and scope to capitalize on these trends in the U.S. and Canada. The combination will benefit both clients and candidates and offers more development opportunities for all employees.

By combining with SFN Group, Randstad becomes a leading HR services provider in the U.S. and Canada offering an unrivaled portfolio of services and will be well-positioned to match candidates with clients who are looking for a total offering.

The acquisition of SFN Group fits perfectly into Randstad’s stated strategy:

•      Randstad becomes a leader in the Professionals staffing segment in North America, with significant expertise in IT and Finance & Accounting;

•      Randstad will hold a number two position in the administrative segment and a top five position in the light industrial staffing segment;

•      The density of Randstad’s office network will be significantly enhanced across the U.S.;

•      With Inhouse Services, Randstad has a unique service offering for large industrial and logistical clients;

•      Randstad becomes the leader in Recruitment Process Outsourcing in North America with an enhanced platform for growth in Managed Services.

Significant opportunity for value creation

Randstad and SFN Group will capture the significant growth opportunities available in the North American market through its leading positions in key segments and improved geographic coverage. In addition, the combination will benefit from significant cross-selling opportunities, such as through the introduction of inhouse services and sharing of best practices and processes. Combined with further efficiency improvements and office optimizations, it is expected that the combination will generate $30 million of annual run rate pre-tax cost synergies. Most of the synergies will be achieved within the first year after completion of the transaction. By combining the two businesses and based on Randstad’s unique financing and tax structure, Randstad will be able to generate additional recurring tax savings of around $10 million. Integration costs to capture these synergies are estimated to amount to around 80% of the annual cost synergies. The integration process is expected to start as soon as possible and will be built on the valuable experiences gained during recent integrations and by involving people from both companies.

The transaction is expected to be immediately accretive to Randstad’s earnings per share and ROIC is expected to surpass Randstad’s cost of capital (WACC) within 3 years based on a moderate growth scenario.

Key terms of the offer

Under the terms of the definitive agreement, Randstad will commence a cash tender offer to acquire all of SFN Group’s (fully diluted) outstanding shares of common stock at a price of $14 per share, which equals a total consideration of approximately $771 million representing:

•      a 49% premium over the SFN Group volume weighted average share price for the month ended July 19, 2011;

•      a 40% premium over the SFN Group volume weighted average share price for the 3 months ended July 19, 2011;

•      a 22% premium over the SFN Group volume weighted average share price for the 6 months ended July 19, 2011;

•      an implied 11.2x EV/EBITDA multiple for the 12 months period ending March 31, 2011.

Financing of the offer

Randstad will finance the transaction from borrowings under its existing credit facilities. In line with Randstad’s stated financing policy the leverage ratio (net debt / EBITDA) is expected to remain below 2.0 by the end of year.

Randstad has also agreed on the terms and conditions of a new syndicated revolving credit facility with a group of 7 banks. The facility has a forward start structure. As such, this facility will only become available when the current facility, which runs until May 2013, has been canceled in full. Randstad has decided to refinance early to benefit from favorable credit market circumstances and ensure financing until, at least, 2016. Randstad has agreed on comparable financial covenants as in the existing facility. Later this summer there will be a general syndication process. The new revolving credit facility with a minimum size of € 1,050 million will have a maturity of 5 years from signing, with the potential to extend to 7 years through the exercise of extension options on the first and second anniversary of the facility at the discretion of the banks.

Process and indicative timetable

Randstad and SFN Group aim to launch the tender offer as soon as possible. Further information will be shared if and when appropriate.

Advisors

Bank of America Merrill Lynch is acting as an exclusive financial advisor to Randstad, and Dechert (USA) and Allen & Overy (Netherlands) are acting as legal advisors to Randstad. Foros is acting as a financial advisor to SFN Group and Jones Day is acting as a legal advisor to SFN Group.

Analyst conference call

On July 21st, at 14:00CET/13:00GMT/08:00EST, Randstad and SFN Group will host an analyst conference call, which can be accessed through the following numbers: +1 718 354 1226 (USA); +44(0)208 817 9301 (United Kingdom) or +31 (0) 20 7965 213 (Netherlands). The access code is: 5308602. You can listen to the conference call through real time audio webcast. For the conference call and webcast, pre-registration is not necessary. Shortly before the presentation starts, a slide presentation will be available on our website: http://www.ir.randstad.com/presentations.cfm. A replay of the presentation and Q & A session will be available on our website by the end of the day.

Second quarter and half year results 2011

Randstad achieved organic revenue growth per working day of 11% in the second quarter of 2011. The North American region showed 14% organic revenue growth per working day against a strong comparison base. Randstad will publish its second quarter and half year results on July 28, 2011. SFN Group will publish its second quarter and half year results on July 27, 2011.

Enquiries

Randstad
Jan-Pieter van Winsen (Investor Relations) & Machteld Merens (Media)
+31 20 569 56 23

US and Canada media
Ruth Pachman/Donald Cohen-Cutler
Kekst and Company +1 212 521 4800

Randstad Profile

Randstad specializes in solutions in the field of flexible work and human resources services. Our services range from regular temporary staffing and permanent placement to inhouse, professionals, search & selection, and HR Solutions. The Randstad Group is one of the leading HR services providers in the world with top three positions in Argentina, Belgium & Luxembourg, Canada, Chile, France, Germany, Greece, India, Mexico, the Netherlands, Poland, Portugal, Spain, Switzerland and the UK, as well as major positions in Australia and the United States. End 2010 Randstad had approximately 27,500 employees working from close to 4,200 branches and inhouse locations in 43 countries around the world. Randstad generated a revenue of € 14.2 billion in 2010. Randstad was founded in 1960 and is headquartered in Diemen, the Netherlands. Randstad Holding nv is listed on the NYSE Euronext Amsterdam, where options for stocks in Randstad are also traded. For more information see www.randstad.com.

SFN Group Profile

SFN Group (NYSE:SFN) is a strategic workforce solutions company that provides professional services and general staffing to help businesses more effectively source, deploy and manage people and the work they do. As an industry pioneer, SFN Group has sourced, screened and placed millions of individuals in temporary, temp-to-hire and full-time jobs for more than 65 years. With approximately 560 locations in the United States and Canada, SFN delivers strategic workforce solutions that improve business performance. From outsourcing to technology to professional services to staffing, SFN delivers the best combination of people, performance and service to improve the way work gets done. It provides its services to over 8,000 customers, from Fortune 500 companies to a wide range of small and mid-size organizations. The company employs more than 170,000 people annually through its network and is one of North America’s largest employers. SFN provides its solutions through a family of specialized businesses: Technisource, Tatum, The Mergis Group, Todays Office Professionals, SourceRight Solutions and Spherion Staffing Services. To learn more, visit www.sfngroup.com.

Disclaimer, Securities Law Disclosure and Additional Information

The tender offer for the outstanding shares of common stock of SFN Group has not yet commenced. No statement in this press release is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Randstad and an indirect wholly-owned subsidiary of Randstad will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and SFN Group will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Any offers to purchase or solicitations of offers to sell will be made only pursuant to such tender offer statement. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the related solicitation/recommendation statement will contain important information, including the various terms of, and conditions to, the tender offer, that should be read carefully by SFN Group’s stockholders before they make any decision with respect to the tender offer. Such materials, when prepared and ready for release, will be made available to SFN Group’s stockholders at no expense to them. In addition, at such time such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website, www.sec.gov.

Certain statements in this document comprise forecasts on Randstad Holding’s future financial condition and results from operations and certain plans and goals. By their nature, such forecasts generate risk and uncertainty because they concern events in the future and depend on circumstances which then apply. Any number of factors can cause actual results and developments to deviate from those expressed in the forecasts stated here. Such factors can be, but are not limited to, general economic conditions, scarcity on the employment market, the variation in the demand for (flexible) personnel, changes in employment legislation, future currency exchange rates and interest rates, future corporate mergers, acquisitions and divestments and the speed of technical change. The forecasts speak only as at the date of this document. Quarterly figures and LTM figures are unaudited. This document does not constitute or form part of an offer to sell securities or the solicitation of an offer to buy securities.